MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

April 13, 2017

Mr. Mark A. Cowan

Ms. Elisabeth Bentzinger

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the 485A filings (each a “Registration Statement” and, collectively, the “Registration Statements”) for MainStay VP Funds Trust (SEC File No. 811-03833-01) (the “Registrant”)

Dear Mr. Cowan and Ms. Bentzinger:

This letter responds to comments provided telephonically on March 15, 2017 and by e-mail on March 29, 2017 with respect to the Registration Statements. The Registration Statements were filed with the Securities and Exchange Commission on January 30, 2017 (Accession No. 0001144204-17-004672) and February 14, 2017 (Accession No. 0001144204-17-008872), respectively. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statements, except as otherwise defined herein.

Comments Applicable to More Than One Fund

Comment 1: Explain why the following footnote is necessary for funds that are not new. If not necessary, delete. If needed, ensure the footnote is properly referenced in the table.

Based on estimated amounts for the current fiscal year.

Response: We have deleted this footnote as applicable.

Comment 2: Where not applicable, remove the following sentence from the paragraph immediately preceding the Example table:

The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: This language was added based on prior discussions with the Staff and is consistent across our Portfolios. The Registrant respectfully submits that this is standard disclosure to make shareholders aware that any contractual fee waiver would only be reflected for the duration of the arrangement, whether or not a contractual waiver is in place currently; however, the Registrant will consider removing this footnote, as applicable, for the next annual update cycle along with the other MainStay Funds.

Comment 3: In the section entitled “More About Investment Strategies and Risks”, please clarify that the information below provides greater detail on "principal" strategies and risks, as required by Item 9.

Response: We have made the requested edit.

Comment 4: In the section entitled “More About Investment Strategies and Risks”, revise references to Underlying Portfolios and Funds and Asset Allocation Portfolios as none of this is relevant to these funds.

Response: Please note that the Portfolios will be folded into a larger book with many other portfolios as part of the annual update process. This section applies to all of the portfolios covered in that larger book. Therefore, we respectfully decline to make the requested edit.

Comment 5: In the section entitled “More About Investment Strategies and Risks”, strategies and risks that are not principal should be clearly identified as additional or non-principal.

Response: We have made the requested edit.

Comment 6: In the section entitled “The Fund and its Management – Who Runs the Portfolios’ Day-To-Day Business?”, since the fee table suggests that there has been a change to management fee, please disclose the new fee agreement in this section.

Response: We have updated this table.

Comments Applicable only to VP Emerging Markets Equity Portfolio

Comment 1: Please disclose any principal risks associated with investments in preferred stocks.

Response: The risks associated with preferred stocks are described in the risk factor entitled “Equity Securities Risk”. These risks are further described in the section entitled “More About Investment Strategies and Risks – Equity Securities”.

Comment 2: When determining the countries that are considered to be emerging market countries, the subadvisor's discretion as to "such other factors as deemed by subadvisor to be appropriate" is too broad. Revise to specify the factors the subadviser considers in determining emerging market investments such as specifying the index the subadviser uses and defining what is an emerging market country.

Response: We have deleted the language and made other edits to this disclosure.

Comment 3: Are futures part of the Portfolio’s principal investment strategy? If so, specify in the disclosure.

Response: We include the following statement in the section entitled “Principal Investment Strategies”:

The Portfolio may invest in futures.

Comment 4: If applicable, include a principal risk factor relating to growth stocks.

Response: We have made the requested edit.

Comments Applicable only to VP Epoch U.S. Equity Yield Portfolio

Comment 1: Please disclose any related strategy that would give rise to Value Stocks Risk as a principal risk.

Response: Although the Portfolio does not have a stated strategy related to value stocks, we note the Portfolio is classified as value style by a large investment research company. Therefore, we respectfully decline to delete the risk.

Comments Applicable only VP U.S. Government Money Market Portfolio

Comment 1: As the MainStay VP U.S. Government Money Market Portfolio previously operated as a “prime” money market fund, did the fund previously invest in certain types of securities that the fund is no longer permitted to hold? If yes, include the following statement:

Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the fund’s conversion to a government money market fund.

Response: We have made the requested edit.

Comments applicable only to MainStay VP Indexed Bond Portfolio

Comment 1: Revise the investment objective to replace the word “correspond” with “track” or “correlate”.

Response: We respectfully decline to make the proposed edit. We note that the Portfolio’s investment objective uses the same construction as those of existing series of the MainStay Group of Funds with a similar investment objective.  Additionally, we note that the construction is consistent with industry practice for other indexed mutual funds.

Comment 2: Provide a completed Fee and Expense table and Example table.

Response: This was provided to Ms. Bentzinger as requested on April 3, 2017.

Comment 3: In the section entitled “Example”, revise the second sentence to read as follows:

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated whether or not you redeem all of your shares at the end of those periods.

Response: We have made the requested edit.

Comment 4: Explain what is meant by “mortgage pass-through securities”.

Response: Mortgage pass-through securities are interests in pools of mortgage-related securities. We include a discussion on mortgage pass-through securities in our Statement of Additional Information under the section entitled “Mortgage Related and Other Asset-Backed Securities – Mortgage Pass-Through Securities”. Additionally, we have added risk factor language to the sections entitled “Principal Risks” and “More About Investment Strategies and Risks” relating to mortgage pass-through securities.

Comment 5: Clarify what is meant by “mortgage-related” securities in the section entitled “Principal Investment Strategies”.

Response: We include a discussion on mortgage related securities in our Statement of Additional Information under the section entitled “Mortgage Related and Other Asset-Backed Securities”.

Comment 6: With regard to the Bloomberg Barclays U.S. Aggregate Bond Index, include in the section entitled “Principal Investment Strategies” a description of how the index components are included or excluded.  Also include a description of the weighting methodology (free float, etc...), a description of the rebalance/reconstruction process and the number of components as of recent date.

Response:  We respectfully decline to make this change as requested because we believe that this section adequately and accurately explains the principal investment strategies of the Portfolio.  However, in response to this comment, we have included information regarding the Bloomberg Barclays U.S. Aggregate Bond Index in the statutory prospectus in the section entitled “More About Investment Strategies and Risks”.

Comment 7: Discuss any criteria that the Fund or the Bloomberg Barclays U.S. Aggregate Bond Index uses with regard to maturity, duration or credit quality.

Response:  Please see our response to Comment #6.

Comment 8: In the section entitled “Principal Investment Strategies”, disclose the lowest rated securities in which you may invest. Also, disclose if the Portfolio will invest in securities that are in default or in securities that are commonly referred to as “high yield securities” or “junk bonds”.

Response: The Portfolio may invest in securities of any credit quality rating. However, securities that are in default or that are commonly referred to as “high yield securities” or “junk bonds” are not anticipated to be part of the Portfolio’s principal investment strategy.

Comment 9: In the section entitled “Principal Investment Strategies”, clarify that options and futures are valued at market value for purposes of satisfying tests under Rule 35d-1.

Response: How portfolio holdings are valued is already described in the Statement of Additional Information under the section entitled “How Portfolio Securities are Valued”. Therefore, we decline to make the requested edit.

Comment 10: In the section entitled “Principal Investment Strategies”, disclose the dollar weighted average maturity of the Bloomberg Barclays U.S. Aggregate Bond Index and the Portfolio as of a recent date.

Response: The Portfolio has not yet commenced operations. Therefore, we are unable to provide the requested information for the Portfolio. However, we have provided the requested information for the Bloomberg Barclays U.S. Aggregate Bond Index. Going forward, we will provide this information for the Portfolio as well.

Comment 11: In the section entitled “Principal Investment Strategies”, clarify how the Portfolio can invest in investments such as options, futures and variable rate notes and still expect to maintain a correlation with the Bloomberg Barclays U.S. Aggregate Bond Index of at least 0.95.

Response: These types of investments would be used to improve the correlation between the Portfolio and the Bloomberg Barclays U.S. Aggregate Bond Index. For example, treasury futures contracts can be used to bring the Portfolio’s duration closer to the benchmark.

Comment 12: In the section entitled “Principal Investment Strategies”, clarify what is meant by the “average life of the securities”.

Response: We have clarified this section to use the term “weighted average life”. The weighted average life of a security denotes the weighted average time to anticipated receipt of principal.

Comment 13: In the section entitled “Principal Risks”, remove the last paragraph of the risk factor entitled “Debt Securities Risk” and use it to create a new correlation risk factor.

Response: We have made the requested edit.

Comment 14: Please be aware that under IM Guidance 2016-02, funds are reminded of the importance to investors of full and accurate information about fund risks, including risks that arise as a result of changing market conditions. In particular, the staff believes that funds should review their risk disclosures on an ongoing basis and consider whether these disclosures remain adequate in light of current conditions.

Response: We acknowledge that we review our risk disclosures on an ongoing basis and consider whether these disclosures remain adequate in light of current conditions.

Comment 15: Consider adding a risk factor describing the risk of investing in a fund with no operating history.

Response: We have added the suggested risk factor.

Comment 16: Does the Portfolio invest in mortgage-backed securities that include sub-prime mortgages?

Response: At this time, it is not anticipated that mortgage-backed securities that include sub-prime mortgages will constitute a material portion of the Portfolio’s investments upon its commencement of operations.

Comment 17: Supplementally, disclose the Portfolio’s primary benchmark.

Response: The Portfolio has selected the Bloomberg Barclays U.S. Aggregate Bond Index as its primary benchmark.

Comment 18: In the section entitled “Tax Information”, indicate that contract owners are not taxed until withdrawals are made under their variable annuity policy or variable universal life insurance policy.

Response: Because federal income tax treatment at the contract owner level may vary according to, among other things, the terms of the particular policy, we respectfully decline to make revisions to this section. We note that policy owners are directed to consult the prospectus relating to their variable annuity policy or variable universal life insurance policy for information regarding federal income tax consequences at the shareholder level.

Comment 19: Clarify the section entitled “More About Investment Strategies and Risks” to state that this section gives more information as to principal investment strategies and risks. Also, clarify which risks are principal risks for which portfolios.

Response: We have revised the disclosure to state that this section gives more information as to principal investment strategies and risks.

Please note that the Portfolio will be folded into a larger book with many other portfolios as part of the annual update process. This section applies to all of the portfolios covered in that larger book. Because the risk disclosures in this section relate directly to the risk disclosures included in the summary sections of the prospectus for one or more portfolios and because indicating the applicable portfolios for each risk disclosure could be confusing and complicate the information being presented to shareholders, we respectfully decline to make the requested edit.

Comment 20: In the section entitled “More About Investment Strategies and Risks – Debt Securities”, add a simple example of how duration works.

Response: We have made the requested edit.

Comment 21: In the section entitled “More About Investment Strategies and Risks – Investments in Other Investment Companies”, please note that a fund and its adviser may not ignore the holdings of the underlying fund for purposes of complying with Rule 35d-1.

Response: We have included appropriate language in response to this comment in the section entitled “More About Investment Strategies and Risks –Investment Policies and Objectives”.

Comment 22: Does the fund invest more than 15% of its assets in 3(c)(1) or 3(c)(7) securities, such as CLO’s, CDO’s, non-agency CMO’s, non-agency CMBS or non-agency RMBS? If so, describe how it deems these securities to be liquid.

Response: At this time, it is not anticipated that the Portfolio will invest more than 15% of its assets in such securities upon its commencement of operations.

Comment 23: Revise the last sentence of the eleventh paragraph in the section entitled “The Fund and its Management – Who Runs the Portfolios’ Day-To-Day Business?” to satisfy the “plain English” requirement.

Response: We have made the requested edit.

Comment 24: In the section entitled “Purchase and Redemption of Shares”, describe that purchases and redemptions are made at the next calculated NAV. Also describe when an order must be received in order to receive that day’s NAV.

Response: We have made the requested edits.

Comments to the Statement of Additional Information

Comment 1: A fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund and adviser will consider the concentration of these investment companies when determining compliance with the Fund's concentration policies.

Response: In the section entitled “Investments Practices, Instruments and Risks Common to Multiple Fund – Investment Companies”, we already include the following:

For purposes of determining compliance with a Portfolio’s policy on concentrating its investments in any one industry, the Portfolios generally do not look through investments in underlying investment companies for purposes of applying their concentration limitations, unless the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Portfolios’ concentration limitation.

Comment 2: In the section entitled “Fundamental Investment Policies Applicable to the Portfolios”, in the fundamental investment policy related to concentration, you state that MainStay VP MFS® Utilities Portfolio will invest at least 25% of its total assets in the utilities group of industries as defined in the Prospectus. In addition, MainStay VP VanEck Global Hard Assets Portfolio will invest at least 25% of its total assets in "hard assets" industries as defined in the Prospectus.

If these funds are concentrated, this statement should read "more than 25%".

Response: We respectfully decline to make this change to the Portfolios’ fundamental investment policies. We note, however each Portfolio effectively must invest more than 25% in its respective concentration because each Portfolio has an 80% names-rule-related policy in place. In addition, we have added disclosure following the fundamental investment policies to clarify that concentration is “more than 25%.”

Comment 3: In the explanatory text following the fundamental investment restriction relating to concentration, include an exclusion for private activity municipal debt securities that are principally backed by the assets and revenues of the nongovernmental user of the funds generated by securities issuance.

Response: We have made the requested edit.

Comment 4: In the section entitled “Fundamental Investment Policies Applicable to the Portfolios”, with the fundamental investment policy related to concentration, you make the following statement:

For the purposes of this fundamental investment policy, the MainStay VP U.S. Government Money Market Portfolio previously operated as a “prime” money market fund and could “concentrate” its investments in instruments issued by banks. Effective October 14, 2016, the MainStay VP U.S. Government Money Market Portfolio operates as a government money market fund and invests 99.5% or more of its total assets in cash, “government securities” and/or repurchase agreements that are “collateralized fully” by cash and/or government securities.

Please explain why this fundamental policy has not been changed by shareholder vote. Also, please note that you cannot use "could concentrate" in concentration policy since reserves impermissible freedom of action as to concentration.

Response: The MainStay VP U.S. Government Money Market Portfolio's fundamental policy was not changed and, therefore, shareholder approval was not needed.  The Portfolio's fundamental policy continues to state, in pertinent part, that “[e]ach Portfolio . . . may not ‘concentrate’ its investments in a particular industry, or group of industries, except as permitted under the 1940 Act, as interpreted or modified by regulatory authorities having jurisdiction, from time to time, provided that, without limiting the generality of the foregoing, this limitation will not apply to a Portfolio’s investments in: . . . (iii) with respect only to the MainStay VP U.S. Government Money Market Portfolio, instruments issued by domestic branches of U.S. banks (including U.S. branches of foreign banks subject to regulation under U.S. laws applicable to domestic banks and, to the extent that its parent is unconditionally liable for the obligation, foreign branches of U.S. banks)[.]”

The language referenced in the Staff’s comment is clarifying disclosure intended to inform investors that, because the Portfolio has changed its investment strategy and seeks to qualify as a “government money market fund” pursuant to Rule 2a-7 under the 1940 Act, the Portfolio will not “concentrate” its investments in the manner permitted by the fundamental policy.  The clarifying disclosure is intended to explain that, subject to the foregoing, the Portfolio has reserved the freedom of action regarding the concentration of its investments in certain bank instruments, which is permitted for money market funds.  See Guide 19 to Form N-1A; Investment Company Act Release No. 9011 October 30, 1975.

Comment 5: Please include a non-fundamental policy not to invest more than 15% of net assets in illiquid securities.

Response: In the section entitled, “Investment Practices, Instruments and Risks Common to the Portfolios and Underlying Portfolios/Funds – Illiquid Securities” we already include the following language:

A Portfolio may invest in illiquid securities if such purchases at the time thereof would not cause more than 15% of the value of the Portfolio's net assets (5% of "total assets," as that term is defined in Rule 2a-7 under the 1940 Act, for the MainStay VP Cash Management Portfolio) to be invested in all such illiquid or not readily marketable assets.

Therefore, we respectfully decline to make the requested edit.

Comment 6: In the section entitled “Non-Fundamental Policies Related to Portfolio Names”, please state that to the extent synthetic instruments are counted toward 80% policy, these will be valued at market value, rather than notional value.

Response: How portfolio holdings are valued is already described in the Statement of Additional Information under the section entitled “How Portfolio Securities are Valued”. Therefore, we decline to make the requested edit.

Comment 7: In the section entitled “Administrative Services”, include the total amount paid in the last three years per Item 19(d).

Response: We respectfully decline to make this change, as we believe that Item 19(d) calls for disclosure of compensation paid for the services relating to “management-related service contracts” with the Portfolio for the last three fiscal years. We believe that the agreement between New York Life Investments and State Street is properly disclosed under Item 19(h), which requires us to “identify any person who provides significant administrative or business affairs management services for the Fund (e.g., an “administrator”), describe the services provided, and the compensation paid for the services.” The disclosure describes the services and compensation provided; however, in response to this comment, the Registrant has included additional information regarding the compensation paid by New York Life Investments to State Street.

Comment 8: Revise the disclosure under the section entitled “The Distributor” to provide the information required by Item 25.

Response: We have made the requested edit. Please note that the Distributor only receives 12b-1 fees, which are disclosed.

Comment 9: In the section entitled “Control Persons and Principal Holders of Securities”, describe the effect of control as required by Item 18(a).

Response: We have made the requested edit.

Comments Applicable to Part C

Comment 1: File any index licensing agreement pertaining to MainStay VP Indexed Bond Portfolio.

Response: We acknowledge the comment.

Comment 2: In the Dechert legal opinion, include a consent to being named in the Registration Statement

Response: We acknowledge the comment.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary